ALPHA BANK


05008486




SEC MAIL
RECEIVED
PROCESSING
MAY 2 7 2005
WASH. D.C.
198
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, May 25, 2005
Our reference No.13.1.67

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS O.J. YANNACOPOULOU

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424


ATHENS 2004

ALPHA BANK

Press Release



Second General Meeting of Shareholders of Alpha Bank

The Second General Meeting of Shareholders of Alpha Bank to decide upon postponed items from the First General Meeting was held and the stock options scheme in favour of Executive members of the Board of Directors and managerial executives of the Bank and the Group was approved for the years 2005-2009.

Athens, May 24, 2005

40 Stadiou Street
GR-102 52 Athens


ATHENS 2004